SEC 1746 Potential persons who are to respond to the collection of information contained in this form (2-98) are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

HUDSON TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

444144-10-9

(CUSIP Number)

Kevin J. Zugibe

Hudson Technologies, Inc

. PO Box 1541, One Blue Hill Plaza

Pearl River, New York 10965

(845) 735-6000

(Name, Address and Telephone Number of Person

Authorized to receive Notices and Communications)

August 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Personal Funds (PF)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 4,521,043 (of which 1,103,000 shares are issuable upon exercise of options)
BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 4,521,043 (of which 1,103,000 shares are issuable upon exercise of options
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,521,043 (of which 1,103,000 shares are issuable upon exercise of options)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14.	TYPE OF REPORTING PERSON* IN

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Item 1.	Security and Issuer

This Amendment No. 8 amends and supplements the Schedule 13D of Kevin J. Zugibe (the “Reporting Person”), as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 with respect to his ownership of the Common Stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. This Amendment No. 8, the previous amendments to the Reporting Person’s Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

(a)	This Statement is being filed by Kevin J. Zugibe (the “Reporting Person”).

(b)	The Reporting Person’s business address is PO Box 1541, One Blue Hill Plaza, Pearl River, New York 10965.

(c)	The Reporting Person is presently employed by the Company as the Company’s Chief Executive Officer. The Reporting Person is also Chairman of the Board of Directors and a director of the Company.

(d)	The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Others Consideration.

The source and amount of all funds used for the purchases of the shares reported in Item 5(c) below were the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.

The purpose of the dispositions of the shares of Common Stock reported in Item 5(c) below were to allow the Reporting Person to diversify his investments and to satisfy certain debt and tax obligations, and to make gifts to a family member. The shares acquired as reported in Item 5(c) below were acquired by the Reporting Person for investment purposes.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) According to the Company there were issued and outstanding 34,057,964 shares of Common Stock as of November 17, 2016. The Reporting Person beneficially owns 4,521,043 shares of the Company’s Common Stock, comprising 12.9% of the 34,057,964 shares of the Company’s Common Stock issued and outstanding as of November 16, 2016, such ownership consisting of 3,418,043 shares and 1,103,000 shares that are issuable upon exercise of options held by the Reporting Person within sixty (60) days.

(b)       The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 4,521,043 shares of Common Stock, of which 1,103,000 shares are issuable upon exercise of options held by the Reporting Person within sixty (60) days.

(c) On December 12, 2014 the Reporting Person exercised stock options to purchase 112,500 shares of the Company’s Common Stock at exercise prices ranging from $0.87 to $1.02 per share, as more fully set forth on the attached Schedule A. On October 1, 2014, the Reporting Person was issued options by the Company to purchase 251,855 shares of the Company’s Common Stock at an exercise price $3.23 per share, and was issued options by the Company to purchase 28,145 shares of the Company’s Common Stock at an exercise price of $3.55 per share, as more fully set forth on the attached Schedule A. On December 30, 2014, the Reporting Person gifted 7,500 shares of the Company’s Common Stock to a family member. Between May 6, 2015 and May 7, 2015, the Reporting Person sold a total of 245,300 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. On May 8, 2015, the Reporting Person exercised stock options to purchase 37,500 shares of the Company’s Common Stock at exercise prices ranging from $0.83 and $2.15 per share, as more fully set forth on the attached Schedule A. On December 9, 2015, the Reporting Person exercised stock options to purchase 123,750 shares of the Company’s Common Stock at an exercise price of $1.76 per share through a net (cashless) exercise and received 50,415 shares of the Company’s Common Stock, as more fully set forth on the attached Schedule A. On March 23, 2016, the Reporting Person exercised stock options to purchase 35,000 shares of the Company’s Common Stock at an exercise price of $1.40 per share, as more fully set forth on the attached Schedule A. On July 18, 2016, the Reporting Person was issued options by the Company to purchase 521,510 shares of the Company’s Common Stock at an exercise price $3.51 per share, and was issued options by the Company to purchase 28,490 shares of the Company’s Common Stock at an exercise price of $3.86 per share. Between August 5, 2016 and August 9, 2016 the Reporting Person sold a total of 600,000 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. On October 7, 2016, the Reporting Person exercised stock options to purchase 9,300 shares of the Company’s Common Stock at an exercise price of $1.02 per share. On October 11, 2016, the Reporting Person made a charitable donation of 18,750 shares of the Company’s Common Stock. There have been no other transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

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(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or has power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2016
Date

/s/ Kevin J. Zugibe
Signature

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SCHEDULE A to SCHEDULE 13D, AMENDMENT No. 8

I.	Sales of Hudson Technologies, Inc. $0.01 Common Stock

Date	# Shares	$/Share

5/6/13	145,300	$4.55*
5/7/15	100,000	$4.08
8/5/16	60,525	$4.879
8/8/16	173,200	$4.778*
8/9/16	366,275	$4.873*

*Weighted average price

II	Hudson Technologies, Inc. $0.01 Common Stock purchased through exercise of Stock Options.

Date Exercised	Date Issued	# Shares	Exercise Price

12/12/14	1/3/05	112,500	$1.02
12/12/14	4/1/05	18,750	$0.87
5/8/15	7/8/05	18,750	$0.83
5/18/15	9/30/05	18,750	$2.15
12/9/15	12/29/05	123,750	$1.76**
3/23/16	3/31/06	35,000	$1.40
10/7/16	10/10/16	9,300	$1.02

** Net (cashless) exercise, received 50,415 shares

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